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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
KD Resources, LLC
Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, Nevada 89117
(702) 430-5800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
(212) 813-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$13,519,569.00	$1,569.62

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.50 (i.e., the tender offer price) and (ii) 9,013,046, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. ("Shares") that may be tendered pursuant to the tender offer. Such estimated maximum number of Shares represents the 22,606,476 Shares outstanding as of April 13, 2011, less the 13,593,430 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,569.62
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings, LLC
Date Filed:	May 26, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 5 amends and supplements Amendment No. 4 filed with the Securities and Exchange Commission ("SEC") on July 8, 2011, Amendment No. 3 filed on July 6, 2011, Amendment No. 2 filed on June 24, 2011, Amendment No. 1 filed with the SEC on June 13, 2011, the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Pacific International Group Holdings LLC, a Nevada limited liability company ("Pacific"), Syd Ghermezian, and KD Resources, LLC, a Texas limited liability company ("KDR") in connection with the offer to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the "Shares"), of Platinum Energy Resources, Inc., a Delaware corporation ("Platinum"), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 26, 2011 (the "Offer to Purchase") and the related Letter of Transmittal dated May 26, 2011 (the "Letter of Transmittal"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Pacific with the SEC on May 26, 2011.

        The information in the Schedule TO, including all schedules, annexes and amendments thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

Item 4.    Terms of the Transaction.

        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

        On July 11, 2011, Pacific announced the final results of its cash tender offer for all of the outstanding shares of common stock of Platinum for $1.50 per share in cash, which commenced on May 26, 2011 and expired at 5:00 p.m., New York City time, on July 8, 2011. Pacific has accepted for payment all shares validly tendered and not withdrawn pursuant to its tender offer for all outstanding shares of common stock of Platinum. Pacific will purchase up to 7,343,513 shares of Platinum's common stock, at a price of $1.50 per share, for an aggregate purchase price of $11,015,269.50.

        Based upon the final tabulation by BNY Mellon Shareholder Services, the depositary for the offer, 7,343,513 shares were properly tendered and not withdrawn. BNY Mellon Shareholder Services will promptly issue payment for the shares validly tendered and accepted for payment, and will promptly issue payment for the shares that were tendered pursuant to a letter of transmittal but without a stock certificate upon presentation of a stock certificate for such shares or confirmation that such shares have been re-issued in book-entry format and registered in the name of Pacific.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2011

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC
/s/ SYD GHERMEZIAN Name: Syd Ghermezian Title: Manager
SYD GHERMEZIAN
/s/ SYD GHERMEZIAN
KD RESOURCES, LLC
/s/ SYD GHERMEZIAN Name: Syd Ghermezian Title: Manager

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(B)	Letter of Transmittal dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(b)	None.
(c)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(7)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(8)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(11)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(e)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(f)
Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(g)	None.
(h)	None.

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  Item 4. Terms of the Transaction.
SIGNATURES
EXHIBIT INDEX